SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*



                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   06808T 107
                              --------------------
                                 (CUSIP Number)



                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     |_| Rule 13d-1(b)

                     |_| Rule 13d-1(c)

                     |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

NY2:\868938\06\$MH606!.DOC\80845.0001

------------------------------------------------------                                            --------------------------
                CUSIP NO. 06808T 107                                         13G                   PAGE 2 OF 9 PAGES
------------------------------------------------------                                            --------------------------

---------------- -----------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Whippoorwill Associates, Inc.
                 13-3595884
---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                        (b) [X]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware, USA
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   5,238,185
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   0
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   5,238,185
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   0
---------------- -----------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,238,185
---------------- -----------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                [X]

---------------- -----------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     38.9%
---------------- -----------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     IA; CO
---------------- -----------------------------------------------------------------------------------------------------------



------------------------------------------------------                                            --------------------------
                CUSIP NO. 06808T 107                                         13G                   PAGE 3 OF 9 PAGES
------------------------------------------------------                                            --------------------------

---------------- -----------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON                            Shelley F. Greenhaus

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable

---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                        (b) [X]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   2,500
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   5,238,185
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   2,500
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   5,238,185
---------------- -----------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,240,685
---------------- -----------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                              [X]

---------------- -----------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     38.9%
---------------- -----------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     IN; HC
---------------- -----------------------------------------------------------------------------------------------------------



------------------------------------------------------                                            --------------------------
                CUSIP NO. 06808T 107                                         13G                   PAGE 4 OF 9 PAGES
------------------------------------------------------                                            --------------------------

------------------- --------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON                            David A. Strumwasser
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable


------------------- --------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                           (b) [X]
------------------- --------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- --------------------------------------------------------------------------------------------------------
        4           CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
------------------------------------ ------------- -------------------------------------------------------------------------
                                          5        SOLE VOTING POWER

                                                       2,500
             NUMBER OF
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
             REPORTING
              PERSON
               WITH
------------------------------------ ------------- -------------------------------------------------------------------------
                                          6        SHARED VOTING POWER

                                                       5,238,185
------------------------------------ ------------- -------------------------------------------------------------------------
                                          7        SOLE DISPOSITIVE POWER

                                                       2,500
------------------------------------ ------------- -------------------------------------------------------------------------
                                          8        SHARED DISPOSITIVE POWER

                                                       5,238,185
------------------- --------------------------------------------------------------------------------------------------------
        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,240,685
------------------- --------------------------------------------------------------------------------------------------------
        10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                           [X]

------------------- --------------------------------------------------------------------------------------------------------
        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        38.9%
------------------- --------------------------------------------------------------------------------------------------------
        12          TYPE OF REPORTING PERSON

                        IN; HC
------------------- --------------------------------------------------------------------------------------------------------



------------------------------------------------------                                            --------------------------
                CUSIP NO. 06808T 107                                         13G                   PAGE 5 OF 9 PAGES
------------------------------------------------------                                            --------------------------

---------------- -----------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON                            Shelby S. Werner

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable


---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                        (b) [X]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -----------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   2,500
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   5,238,185
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   2,500
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   5,238,185
---------------- -----------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,240,685
---------------- -----------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                               [X]

---------------- -----------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     38.9%
---------------- -----------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     IN; HC
---------------- -----------------------------------------------------------------------------------------------------------



*SEE INSTRUCTION BEFORE FILLING OUT!

           This statement on Schedule 13G (this "Statement") is being filed by Whippoorwill Associates, Inc. ("Whippoorwill") and relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Issuer"). Whippoorwill has entered into a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement") with Bay Harbour Management L.C. ("Bay Harbour"), which sets forth their agreement on matters related to the Common Stock held by them. Pursuant to the Stockholders Agreement, Whippoorwill and Bay Harbour have agreed to rights of first offer and tag along rights upon a transfer of shares, participation in acquisitions of additional shares of Common Stock and prohibition from voting the Common Stock in favor of amending the Issuer's certificate of incorporation or bylaws or sale of the Issuer without the consent of the other. The number of shares indicated as being beneficially owned by Whippoorwill (x) does not include the shares of Common Stock held by Bay Harbour which are the subject of the Stockholders Agreement and with respect to which Whippoorwill disclaims beneficial ownership and (y) includes 100,308 shares of Common Stock beneficially owned by Allen I. Questrom ("Mr. Questrom") which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Whippoorwill.

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a)       Name of Issuer:  Barneys New York, Inc.
           (b)       Address of Issuer's Principal Executive Offices:

                     575 Fifth Avenue
                     New York, New York  10017

ITEM 2.  PERSON FILING:

(a) Name of Person Filing: Whippoorwill Associates, Inc., Shelley F. Greenhaus ("Mr. Greenhaus"), as a principal, President and Managing Director of Whippoorwill, David A. Strumwasser ("Mr. Strumwasser"), as a principal, Managing Director and General Counsel of Whippoorwill, and Shelby S. Werner ("Ms. Werner"), as a principal, Vice President and Managing Director of Whippoorwill.

           (b)    Address of Principal Business Office or, if none, Residence:

                  The principal business address of Whippoorwill, Mr. Greenhaus, Mr. Strumwasser and Ms. Werner is 11 Martine Avenue, White Plains, New York 10606.

           (c)    Citizenship:

                  Whippoorwill - Delaware
                  Mr. Greenhaus - United States
                  Mr. Strumwasser - United States
                  Ms. Werner - United States

           (d)    Title of Class of Securities:  Common Stock, $.01 par value

           (e)    CUSIP Number: 06808T 107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [ ]       Bank as defined in Section 3(a)(6) of the Exchange
                         Act.

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.



                               Page 6 of 9 Pages

           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED:

As of December 31, 1999, Whippoorwill may be deemed to be the beneficial owner of 5,238,185 shares of Common Stock as a result of voting and dispositive power that it held with respect to the 5,238,185 shares of Common Stock held for the account of various limited partnerships, a limited liability company, a trust and third party accounts for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

As of December 31, 1999, Mr. Greenhaus may be deemed to be the beneficial owner of 5,240,685 shares of Common Stock deemed to be beneficially owned by Whippoorwill as referred to above or pursuant to options granted to Mr. Greenhaus. Mr. Greenhaus is a principal, President and Managing Director of Whippoorwill.

As of December 31, 1999, Mr. Strumwasser may be deemed to be the beneficial owner of 5,240,685 shares of Common Stock deemed to be beneficially owned by Whippoorwill as referred to above or pursuant to options granted to Mr. Strumwasser. Mr. Strumwasser is a principal, Managing Director and General Counsel of Whippoorwill.

As of December 31, 1999, Ms. Werner may be deemed to be the beneficial owner of 5,240,685 shares of Common Stock deemed to be beneficially owned by Whippoorwill as referred to above or pursuant to options granted to Ms. Werner. Ms. Werner is a principal, Vice President and Managing Director of Whippoorwill.

ITEM 4(B):  PERCENT OF CLASS:

           38.9%

ITEM 4(C):  Number of shares as to which Whippoorwill has:

           (i)       sole power to vote or direct the vote:  5,238,185
           (ii)      shared power to vote or to direct the vote:  0
           (iii) sole power to dispose of or to direct the disposition of: 5,238,185
           (iv)      shared power to dispose of or to direct the disposition
                     of:  0

Number of shares as to which Mr. Greenhaus has:

           (i)       sole power to vote or direct the vote:  2,500
           (ii)      shared power to vote or to direct the vote:  5,238,185
           (iii)     sole power to dispose of or to direct the disposition
                     of:  2,500
           (iv) shared power to dispose of or to direct the disposition of: 5,238,185

Number of shares as to which Mr. Strumwasser has:

           (i)       sole power to vote or direct the vote:  2,500



                               Page 7 of 9 Pages

           (ii)      shared power to vote or to direct the vote:  5,238,185
           (iii)     sole power to dispose of or to direct the disposition
                     of:  2,500
           (iv) shared power to dispose of or to direct the disposition of: 5,238,185

Number of shares as to which Ms. Werner has:

           (i)       sole power to vote or direct the vote:  2,500
           (ii)      shared power to vote or to direct the vote:  5,238,185
           (iii)     sole power to dispose of or to direct the disposition
                     of:  2,500
           (iv) shared power to dispose of or to direct the disposition of: 5,238,185

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Clients of Whippoorwill have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as beneficially owned by Whippoorwill. Vega Partners III, L.P. and Vega Partners IV, L.P., limited partnerships for which Whippoorwill has discretionary authority, and The President and Fellows of Harvard College hold more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.  CERTIFICATION.

           (a) N/A

           (b) N/A




                               Page 8 of 9 Pages

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000                  WHIPPOORWILL ASSOCIATES, INC.

                                          /s/ Shelley F. Greenhaus
                                          -----------------------------------
                                          Name:  Shelley F. Greenhaus
                                          Title:  Managing Director



Date:  February 10, 2000                  /s/ Shelley F. Greenhaus
                                          -----------------------------------
                                          Shelley F. Greenhaus


Date:  February 10, 2000                  /s/ David A. Strumwasser
                                          -----------------------------------
                                          David A. Strumwasser


Date:  February 10, 2000                  /s/ Shelby S. Werner
                                          -----------------------------------
                                          Shelby S. Werner



           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13-d-7(b) for other parties for whom copies are to be sent.

           Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




                               Page 9 of 9 Pages